Exhibit 99.1

Press Release

SIFY LIMITED APPOINTS THE ANNE MCBRIDE COMPANY FOR ITS INVESTOR RELATIONS
PROGRAM

Chennai, India, October 7, 2004 – Sify Limited (NASDAQ: SIFY), India’s leader in Internet, Networking and eCommerce services, announced today that it has retained The Anne McBride Company (AMcB) to execute its strategic investor relations (IR) program.

In executing Sify’s IR program, The Anne McBride Company will use its distinctive multi-pronged approach to raise the investing community’s awareness of Sify and its growth strategy. The IR program will cover not only the financial media – print, TV and electronic — but also direct communication with money managers and current or prospective shareholders.

“Sify has leadership, operating profits and some significant advantages in India’s nascent but rapidly growing market for Internet and network services. We have had a solid growth story over the last five years,” said R Ramaraj, CEO of Sify Limited. “We have appointed The Anne McBride Company to help us with our investor relations program aimed at making Sify’s growth story widely known among investors and the financial markets. Our existing shareholders and prospective investors will now have another point of contact and can look forward to a closer interaction with the company.”

Anne McBride, Chairman and CEO of the Anne McBride Company said, “We have an excellent foundation with Sify Limited and understand the market sector and geography very well. We believe that a consistent and disciplined investor relations program with a dedicated US based firm is a strong indication of managements’ commitment to building shareholder value.”

About Sify Limited

Sify is among the largest Internet, network and e-Commerce services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 67 cities in India. A significant part of the Company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. A host of blue chip customers use Sify’s corporate service offerings. Consumer services include broadband home access, dial up connectivity and the iWay cyber café chain across 64 cities. The Company’s network services, data center operations, customer relationship management and eLearning services are accredited ISO 9001:2000.

For more information about Sify, visit www.sifycorp.com

About The Anne McBride Company

Established since 1992, The Anne McBride Company is a full service financial communications and strategic consulting firm based in New York. It offers clients corporate communications, financial media, and strategic and analytical expertise. The Company has developed a unique teamwork approach to assist companies in enhancing shareholder value. The Anne McBride Company has five global offices and services clients in 25 countries. For more information, visit www.annemcbride.com.